SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

As of June 30, 2003, National Financial Services Corp. ("NSFC") owned, on behalf of its clients, 41.12% of the Fund's shares. Prior to early November 2003, NSFC was the record owner of the shares. Post early November 2003, NSFC began registering the shares in the names of its individual clients and thus is no longer a record holder of the shares.